OPTION TO PURCHASE
ADDITIONAL INSURANCE RIDER

In this rider, "we", "our" and "us" mean Equitable Variable Life Insurance Company. "You" and "your" mean the owner of the policy at the time an owner's right is exercised.

--------------------------------------------------------------------------------

You may buy new insurance policies on the life of the Insured under Options A, B and C, subject to the terms of this rider. We will not ask for evidence of insurability, except as stated in Option B and except where required for additional benefit riders. The consent of the Insured is required.

OPTION AMOUNT. This amount is shown on page 3 of the policy or on the Additional Benefits Rider if this rider is added after issue of the policy.

THIS RIDER'S COST. While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The maximum monthly charge for this benefit is shown in the Table of Maximum Monthly Charges For Benefits on Page 4 of the policy.

OPTION A -- REGULAR OPTION (AVAILABLE ON OPTION DATES). You may buy a new policy with a face amount up to the Option Amount on each of the Option Dates that applies to the Insured while this rider is in effect. These dates are the policy anniversaries after issue of this rider on which the Insured's age at nearest birthday is 22, 25, 28, 31, 34, 37 and 40. The number of Option Dates available depends on the Insured's age at issue of this rider.

You must submit an application for the new policy and pay its first premium on or within 60 days before the Option Date. The new policy will not take effect until the Option Date, which will be its Register Date.

OPTION B -- ALTERNATIVE OPTION (AVAILABLE INSTEAD OF NEXT REGULAR OPTION). Within three years before an Option Date specified in Option A and while this rider is in effect, you may buy a new policy on the life of the Insured with a face amount up to the Option Amount. You may do this only if evidence of insurability satisfactory to us is furnished.

We will issue the new policy with a current Register Date and at a premium rate based on the same rating class as applies to this rider if the following condition is met. We must be satisfied that the Insured then qualifies for a permanent plan of life insurance policy, with premiums payable for life and at a premium rate not more than 150% of the premium rate then in effect for that policy at the same class of risk as under this rider.

You must submit an application for the new policy and pay its first premium while the Insured is living. Any purchase under this option automatically cancels the regular option on the next Option Date.

OPTION C -- BIRTH OR ADOPTION OF A CHILD. You may also buy a new policy on the life of the Insured if a live birth of a child of the Insured or a legal adoption of a child by the Insured occurs while this rider is in effect. Its face amount may be up to the Option Amount. In the case of multiple live births, its face amount may be up to the Option Amount times the number of live births.

You must submit an application for the new policy and pay its first premium within 90 days after the birth or adoption while this rider is in effect. The new policy will not take effect until its Register Date. This date will be the earlier of: (1) the 90th day after the date of birth or adoption; or (2) the day after this rider terminates. We may require evidence of birth or adoption.

TEMPORARY INSURANCE UPON BIRTH OR ADOPTION. We will provide temporary insurance on the life of the Insured starting on the date of the live birth of a child of the Insured or legal adoption of the child by the Insured, if this rider is then in effect. If the Insured dies before the 90th day following such date and while this rider is in effect, we will pay an amount equal to the Option Amount upon receipt of proof of death. In the case of multiple births, we will pay the Option Amount times the number of live births. We will include this amount with the other insurance benefits of this policy.

THE NEW POLICY. You may choose that the new policy be on any permanent plan of insurance for which it qualifies under our rules in effect on its Register Date as to plan, amount, age and class of risk. You may not choose a policy of term insurance, a policy which includes term insurance, or one that provides insurance on more than one life. Premiums will be at our rate then in effect for the Insured's attained insurance age and for the same class of risk as under this rider.

The new policy may contain an Accidental Death Benefit rider if such a rider is then in effect under this policy. The amount of its benefit may not be more than the face amount of the new policy. The new policy may also contain a Disability Waiver of premium or monthly deductions rider if such a rider is then in effect under this policy. Otherwise, inclusion of an additional benefit rider will require our consent and evidence of insurability satisfactory to us. The new policy may not contain an Option to Purchase Additional Insurance.


R94-204      Option to Purchase Additional Insurance Rider

                                                             (continued on back)

TERMINATION. This rider will no longer be in effect:

1. on and after the policy anniversary nearest the Insured's 40th birthday (except as to any Regular Option then available);

2.  if the insurance under the policy terminates.

You may terminate this rider on any premium due date by asking for this in writing.

GENERAL. This rider is a part of the policy. Its benefits are subject to all of the terms of this rider and the policy.

The Suicide Exclusion and Incontestability provisions of the policy apply to this rider. However, if this rider is added after the policy is issued, the periods referred to in them are measured for this rider from its Date of Issue as shown on the Additional Benefits Rider.


                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY


/s/ Molly K. Heines                           /s/ Joseph J. Melone

Molly K. Heines,                              Joseph J. Melone,
Vice President & Secretary                    Chairman & Chief Executive Officer


R94-204